UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nutra Pharma Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67060U208

(CUSIP Number)

Rik J. Deitsch

1537 NW 65th Avenue

Plantation, Florida 33313

954-509-0911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060U208	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rik J. Deitsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,298,859 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,298,859 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,298,859 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 43,298,859 shares of Common Stock and 12,000,000 shares of Series B Preferred Stock. Total voting % indicated on row 13 is calculated based on 19,325,985,964 shares of issued and outstanding voting capital stock, including 7,325,985,964 shares of Common Stock and 12,000,000,000 shares of Series B preferred stock calculated on as-converted basis, as of November 15, 2021. Each share of Common Stock is entitled to one vote per share. Each share of Series B Preferred Stock is entitled to 1,000 votes per share or an aggregate of 12,000,000,000 votes and votes together with Common Stock on as-converted basis as a single class on matters submitted to a vote of stockholders.

CUSIP No. 67060U208	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

The class of securities to which this Schedule 13D relates are the Common Stock and Series B preferred stock of Nutra Pharma Corp (“Issuer” or “NPHC”). The principal executive offices of NPHC are located at 1537 NW 65th Avenue, Plantation, Florida 33313.

Item 2. Identity and Background.

(a) Name: Rik J. Deitsch.

(b) Business Address: 1537 NW 65th Avenue, Plantation, Florida 33313.

(c) Present Principal Occupation: Chief Executive Officer of the Issuer.

(d) Criminal Proceedings: None.

(e) Civil Proceedings: Securities and Exchange Commission v. Nutra Pharma Corporation, Erik Deitsch, and Sean Peter McManus (Case No. 2:18-cv-05459). The proceedings are ongoing and no final order, decree, or judgment has been passed against the defendants, including Mr. Rik Deitsch enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 26, 2021, the Board approved the grant of 9,000,000 shares of Series B Preferred Stock in satisfaction of corporate debt owed by the Issuer to Mr. Deitsch. On August 20, 2021, Rik Deitsch (“Mr. Deitsch”) and the Issuer entered into a certain Share Exchange Agreement, pursuant to which the Issuer agreed to exchange approximately 3,000,000 shares of Series A Preferred Stock of the Issuer for an equal number of Series B Preferred Stock of the Issuer. All 12,000,000 shares of Series B Preferred Stock were issued to Mr. Deitsch on November 15, 2021.

Item 4. Purpose of Transaction.

In addition to Mr. Deitsch’s common stockholdings, the reporting person holds 12,000,000 shares of the Issuer’s non-convertible Series B Preferred Stock. Each share of the Issuer’s Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s non-convertible Series B Preferred Stock is entitled to 1,000 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the non-convertible Series B Preferred Stock, Mr. Deitsch has the ability to control the outcome of all matters submitted to a vote of stockholders.

Mr. Deitsch’s aggregate voting power, with his common and preferred stockholdings, is approximately 62.3%.

Mr. Deitsch has voted in favor of the Issuer’s proposal to amend the Certificate of Incorporation by increasing authorized shares of Common Stock from 8 billion to 12 billion.

Except as mentioned above, Mr. Deitsch does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:		Percent of Class*		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Rik J. Deitsch	55,298,859	(1)	62.3%	(1)	55,298,859	(1)	0	55,298,859	(1)	0

(1) Includes 43,298,859 shares of Common Stock and 12,000,000 shares of Series B Preferred Stock. Each share of Common Stock is entitled to one vote per share. Each share of Series B Preferred Stock is entitled to 1,000 votes per share or an aggregate of 12,000,000,000 votes. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. Accordingly, Mr. Deitsch’s aggregate voting power, with his common and preferred stockholdings, is approximately 62.3%.

(c) Mr. Deitsch did not effect any transactions in the Issuer’s Common Stock in the last 60 days.

CUSIP No. 67060U208	SCHEDULE 13D	Page 4 of 4

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth herein under Items 3, 4, and 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2022	Rik J. Deitsch

/s/ Rik J. Deitsch
Rik J. Deitsch, Individually